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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                                                 Commission File Number: 1-11873

                           NOTIFICATION OF LATE FILING

(Check One): / / Form 10-K and Form 10-KSB  / / Form 20-F / / Form 11-K
/X/ Form 10-Q and Form 10-QSB  / / Form N-SAR
         For Period Ended: March 31, 2002
/ / Transition Report on Form 10-K           / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F           / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K
          For Transition Period Ended:
                READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:  K2 Digital, Inc.
Former name if applicable:  K2 Design, Inc.

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Address of principal executive office (STREET AND NUMBER): 30 Broad Street, 15th Floor
City, state and zip code: New York, New York 10004
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                                     PART II
                             RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b) The subject annual report, semi-annual report,
                        transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the
/X/ 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          The Registrant is seeking this extension because management's discussion and analysis of the financial condition and results of operations of the Registrant cannot be completed at this time due to the fact that the Registrant recently terminated its relationship with its independent public accountants. On April 10, 2002, the Board of Directors of the Registrant made a determination not to engage Arthur Andersen LLP, as its independent public accountants and resolved to appoint Rothstein, Kass & Company, P.C. as its independent public accountants to audit its financial statements for the fiscal year ended December 31, 2001. The Registrant's newly appointed accountants have not yet completed their review of the Registrant's books and records. Accordingly, the Registrant is unable to file its Form 10-QSB in the prescribed period without unreasonable effort or expense. The Registrant will file its Form 10-QSB for the quarter ended March 31, 2002 no later than May 20, 2002. In accordance with rules recently adopted by the Securities and Exchange Commission, the Registrant's Form 10-QSB will be filed with financial statements that have not been reviewed pursuant to Item 310(b) of Regulation S-B. If, upon completion of a review, there is a change in those financial statements, the Registrant will amend its Form 10-QSB to present the reviewed financial statements, a discussion of any material changes from the unreviewed financial statements and any other section of the Form 10-QSB, that should be amended to reflect any changes in the financial statements.

                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification: David Warburg, Esq., (212) 895-2000.

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  /X/ YES / / NO

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  /X/ YES / / NO

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     As reported in the Registrant's annual report on Form 10-KSB for the year ended December 31, 2001, the Registrant has effectively ceased its operations. In August 2001, the Registrant sold the fixed and intangible assets essential to its business operations and entered into a purchase agreement containing provisions restricting the Registrant's ability to continue to engage in the business engaged in by the Registrant prior to the transaction. Accordingly, the Registrant's remaining operations have been limited to liquidating assets, collecting accounts receivable, paying creditors, and negotiating and structuring the transactions contemplated by the Agreement and Plan of Merger dated as of January 17, 2002, by and among the Registrant, First Step Distribution Network, Inc., a California corporation and its shareholders and First Step Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant or the

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     winding up of the Registrant's remaining business and operations, subject, in either case, to the approval of the stockholders of the Registrant. The results of operations of the Registrant reported in the Registrant's annual report on Form 10-KSB for the year ended December 31, 2001 reflect that the Registrant has ceased operations.

                                K2 Digital, Inc.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2002                     By:     /s/ Gary W. Brown
                                             ---------------------------------
                                               Name: Gary W. Brown
                                               Title: Chief Operating Officer